

July 30, 2014

Via E-mail
Mr. Brendan Brennan
Chief Financial Officer
ICON Public Limited Company
South County Business Park
Leopardstown, Dublin 18
Ireland

Re: **ICON Public Limited Company**
               Form 20-F for the Fiscal Year Ended December 31, 2013
               Filed March 12, 2014
               File No. 333-08704

Dear Mr. Brennan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2013 compared to year ended December 31, 2012, page 29

1. Your explanations for the increases in net revenue and income from operations only address Ireland. Further, we do not understand these explanations. Please help us understand the amount and underlying causes of the $221.1 million increase in net revenue and the $53.2 million increase in income from operations. To facilitate this understanding, please provide us an analysis of each of these line items by geographical area (i.e. Ireland, rest of Europe, U.S. and other) as provided in Note 17. Business Segment Information in the notes to consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant